Exhibit 99.4

87402 NetEase VIF Proof 4 Annual General Meeting of NetEase, Inc. to be held on September 8, 2017 For Holders as of August 1, 2017 Annual General Meeting of NetEase, Inc. September 8, 2017 See Voting Instruction On Reverse Side. Date: Please make your marks like this: Use pen only  PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal: For Against Abstain MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. 1a 1b 1c 1d 1e 1f 1g William Lei Ding Alice Cheng Denny Lee Joseph Tong Lun Feng Michael Leung Michael Tong All votes must be received by 5:00 pm, New York Time on September 5, 2017. PROXY TABULATOR FOR NETEASE, INC. P.O. BOX 8016 CARY, NC 27512-9903 PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian LLP as independent auditors of NetEase, Inc. for the fiscal year ending December 31, 2017. EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Copyright © 2017 Mediant Communications Inc. All Rights Reserved Please Sign Here Please Date Above 87402 NetEase VIF.indd 1 7/25/2017 12:39:55 PM  Please separate carefully at the perforation and return just this portion in the envelope provided.

87402 NetEase VIF Proof 4 NETEASE, INC. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on September 5, 2017) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on August 1, 2017 at the Annual General Meeting of Shareholders of NetEase, Inc. to be held at 10:00 a.m. on September 8, 2017 at the Company’s offices located at NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. 87402 NetEase VIF.indd 2 7/25/2017 12:39:55 PM PROXY TABULATOR FOR NETEASE, INC. P.O. Box 8016 CARY, NC 27512-9903